Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with Mereo’s unaudited condensed consolidated financial statements and related notes included as Exhibit 99.1 to this Report on Form 6-K submitted to the Securities and Exchange Commission, or the SEC, on November 2, 2022 and our discussion and analysis of financial condition and results of operations together with our audited consolidated financial statements and the notes thereto, and the section entitled “Risk Factors”, each of which appear in our annual report on Form 20-F for the year ended December 31, 2021 filed with the SEC on March 31, 2022 (the “Annual Report”).

The following discussion is based on Mereo’s financial information prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting” or IAS 34, which may differ in material respects from generally accepted accounting principles in other jurisdictions, including generally accepted accounting principles in the United States.

Unless otherwise indicated or the context otherwise requires, all references to “Mereo,” the “Company,” the “Group,” “we,” “our,” “ours,” “us” or similar terms refer to Mereo BioPharma Group plc, and its consolidated subsidiaries.

The following discussion includes forward-looking statements that involve risks, uncertainties, and assumptions. Mereo’s actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including but not limited to those described under “Item 3. Key Information—D. Risk Factors” and elsewhere in our Annual Report.

Overview

We are a biopharmaceutical company focused on the development of innovative therapeutics for rare diseases and in oncology and plan to commercialize selected rare disease programs. Our existing portfolio consists of six clinical stage product candidates. Our rare disease product candidates are setrusumab for the treatment of osteogenesis imperfecta (OI) and alvelestat for the treatment of severe alpha-1-anti-trypsin deficiency (AATD) and Bronchiolitis Obliterans Syndrome (BOS) following allogenic stem cell transplant. Following the announcement of the results for setrusumab in a Phase 2b study in adults with OI which demonstrated a dose dependent increase in bone mineral density and bone strength, we announced a strategic partnership with Ultragenyx Pharmaceutical, Inc. (“Ultragenyx”) in December 2020 for the development of setrusumab in children and adults with OI. Ultragenyx initiated a pivotal, Phase 2/3 pediatric study in young adults (5-25 years old) and expects to initiate a study in pediatric patients (2 - <5 years old) in the first half of 2023.

We announced successful completion of a Phase 2 study for alvelestat in AATD in May 2022 which demonstrated statistically significant changes in biomarkers of lung function at different time points up to 12 weeks. Further, we recently announced that Fast Track designation has been granted by the U.S. Food and Drug Administration (FDA) for alvelestat in AATD, along with additional program updates. We plan to discuss the design of a pivotal study for alvelestat in AATD with the regulators in the US and Europe. No additional clinical development expense is planned from current cash resources on this program. Alvelestat is also in an ongoing Phase 2 investigator-led study in AATD, including in patients who may be on augmentation therapy, with data expected in mid-2023. Following successful completion of a Phase 1b investigator-led study in BOS patients following allogenic stem cell transplant, a Phase 2 study was initiated in the second half of 2022.

Our lead oncology product candidate, etigilimab (an anti-TIGIT antibody), has completed a Phase 1a dose escalation clinical trial in patients with advanced solid tumors and has been evaluated in a Phase 1b study in combination with nivolumab in select tumor types. Etigilimab is currently in an open label Phase1b/2 basket study (the ACTIVATE study) in combination with nivolumab in three rare tumors, sarcoma, uveal melanoma and germ cell cancer, three gynecological carcinomas, cervical, ovarian and endometrial carcinomas, and tumors with high mutation burden, along with a Phase 1b/2 study in clear cell ovarian cancer with a partner. We have paused enrollment in the Phase 1b/2 study and currently have 16 patients who remain on study. We recently reported additional clinical response and biomarker data from our Phase 1b/2 basket study.

We plan to develop our product candidates through the next key clinical milestone and then partner where it makes sense to do so strategically but also in select cases for our rare disease candidates, to develop through regulatory approval and potentially commercialization.

Our second oncology product, navicixizumab for the treatment of late line ovarian cancer has completed a Phase 1b study and was partnered in January 2020 for further development with OncXerna Inc. (“OncXerna”) on a global basis. In February 2022, we received a milestone payment of $2.0 million (£1.5 million) under the license agreement with OncXerna. An associated payment was made to the former shareholders of Mereo BioPharma 5, Inc. under the Contingent Value Rights Agreement (“CVR”) of a total of $0.9 million (£0.7 million), after deductions of costs, charges and expenditures.

We plan to partner or sell our other two product candidates, acumapimod for the treatment of acute exacerbation of chronic obstructive pulmonary disease (“AECOPD”) and leflutrozole for the treatment of infertility and hypogonadotropic hypogonadism (“HH”) in obese men, recognizing the need for greater resources to take these product candidates to market.

In the first half of 2022, we conducted a comprehensive strategic review of our portfolio and capital allocation strategy. This review included a detailed evaluation of current market conditions, the status of our three ongoing programs, an analysis of recent emerging clinical data, our overall cost base and contractual commitments, consideration of obligations in our existing partnership agreements, and feedback from potential new partners and shareholders. We recently provided an update to our operating plan, which included a targeted reduction in the employee base of up to 40% and a significant reduction in other costs. Our updated plan maintains the ability to progress our core programs, deliver on multiple near-term milestones and optimize value for shareholders. We will retain the core capabilities and key personnel needed to advance our two core rare disease programs and to generate value from our assets. The updated plan extends our cash runway into 2026.

We do not have any approved product candidates and, as a result, have not generated any revenue from product sales. Our ability to generate revenue sufficient to achieve profitability will depend on our successful development, strategic partnering and potential commercialization of our product candidates, if approved. Since our inception, we have incurred significant operating losses. We expect to continue to incur significant expenses and operating losses for the foreseeable future as we advance the clinical and manufacturing development of our product candidates through key milestones and potentially seek regulatory approval. If approved, we also expect to incur significant commercialization expenses related to product manufacturing, marketing, sales, and distribution.

We also expect to incur expenses in connection with the in-license or acquisition of additional product candidates and the potential clinical development of any such product candidates.

We are organized into a single operating segment following management’s view of the business as a single portfolio of product candidates. Research and development expenses are monitored at a product level; however, decisions over resource allocation are made at an overall portfolio level. Our financing is managed and monitored on a consolidated basis.

Recent Developments

In the first half of 2022, we appointed Anne Hyland and Abdul Mullick to the Company’s Board of Directors and subsequently appointed Anne Hyland as Chair of the Audit and Risk Committee.

On July 8, 2022, we issued 40,020,280 ordinary shares, equivalent to 8,004,056 ADSs, on conversion of loan notes issued as part of the June 2020 private placement transaction. Following this conversion, loans notes related to the private placement transaction with a principal value of £5.7 million remain outstanding.

On October 28, 2022, Mereo entered into a cooperation agreement (the “Agreement”) with Rubric Capital Management LP, the Company’s largest shareholder. Pursuant to the Agreement, four new directors – Dr. Annalisa Jenkins, Dr. Daniel Shames, Mr. Marc Yoskowitz and Mr. Justin Roberts – will be appointed to the Company’s Board of Directors as soon as practicable. Concurrent with these appointments taking effect, directors Dr. Peter Fellner, Dr. Brian Schwartz, Dr. Abdul Mullick and Ms. Anne Hyland will resign from the Board. The Agreement was filed as Exhibit 99.2 to the report on Form 6-K filed with the SEC on October 28, 2022.

On November 1, 2022, Mereo received a letter (the “Notification Letter”) from the Listings Qualifications Department of Nasdaq notifying the Company that its ADSs failed to maintain a minimum bid price of $1.00 over the previous 30 consecutive business days as required by the Listing Rules of Nasdaq. The Company has a compliance period of 180 calendar days, or until May 1, 2023, to regain compliance with Nasdaq’s minimum bid price requirement. The Company intends to monitor the closing bid price of its ADSs and its business operations are not affected by the receipt of the Notification Letter. Further details of the Notification Letter are included on Form 6-K filed with the SEC on November 2, 2022.

Significant Risks and Uncertainties

As a biopharmaceutical company, the Company faces a number of risks and uncertainties. These are common for the industry and relate to operations, intellectual property, research and development, commercial and financial activities. For further information about risks and uncertainties, which the Company faces, refer to the 2021 Annual Report on Form 20-F filed with the SEC on March 31, 2022. At the date of these condensed consolidated financial statements, there have been no significant changes to the Company’s overall risk profile since the publication of that Form 20-F.

Financial Operations Overview

Revenue

The Company’s ordinary business activities are the development of product candidates to key clinical milestones and either strategically partnering them or further developing such product candidates through regulatory approval and potentially commercialization. The Company may enter into a range of different agreements with third parties, including: (i) licensing agreements where the global rights to a product candidate are licensed to a partner; and (ii) collaboration agreements where rights to a product candidate are licensed to a partner but the Company retains certain rights, for example to further develop or commercialize the product candidate in specified geographical territories. Under both licensing and collaboration agreements, rights to product candidates are provided to a partner typically in exchange for consideration in the form of upfront payments and/or development, regulatory, commercial or other similar milestones, and royalties on commercial sales, should regulatory approval be obtained for the product candidates. Where the Company has performed significant development activities for its product candidates, income from agreements with third parties are considered to be proceeds derived from the Company’s ordinary activities and therefore represent revenue.

Revenue includes income from licensing and collaboration agreements. Consideration received up front is recognized at the point in time in which the right to use an intangible asset is transferred. Income from development, regulatory, commercial or similar milestones is recognized when considered highly probable that a significant reversal will not occur.

Intangible assets out-licensed under a license or collaboration agreement are recorded within cost of revenue in the Company’s consolidated statement of comprehensive income based on an allocation of cost or value to the rights that have been licensed. Payments to third parties arising as a direct consequence of the income recognized are also recorded within cost of revenue in the Company’s consolidated statement of comprehensive income.

We do not currently have any approved product candidates. Accordingly, we have not generated any commercial sales revenue during the period. In the future, we expect to be able to generate revenues if we are able to obtain regulatory approval and commercialize one or more of our product candidates or through the recognition of milestones and other potential revenues from out-licensing or partnering arrangements for any of our product candidates.

Research and Development (“R&D”) Expenses

Research and development expenses include:

•	employee-related expenses, such as salaries, share-based compensation, and other benefits, for Mereo’s research and development personnel;

•	costs for production of drug substance and drug product and development of Mereo’s manufacturing processes by CMOs;

•	fees and other costs paid to CROs, consultants, and other suppliers to conduct Mereo’s clinical trials and pre-clinical and non-clinical studies; and

•	costs of facilities, materials, and equipment related to drug production and Mereo’s clinical trials and pre-clinical and non-clinical studies.

Our direct research and development expenses are allocated on a product-by-product basis. We allocate employee-related expenses for our research and development personnel and other related expenses to specific product candidate development programs.

As we continue to advance the clinical development of our product candidates, we expect that our research and development expense will include the completion of the Phase 1b portion of the Phase1b/2 basket study for etigilimab; laying the groundwork for price reimbursement and manufacturing in Europe, and input into development and regulatory plans with our partner, Ultragenyx, for setrusumab; regulatory interactions following the completion of the Phase 2 study in AATD for alvelestat.

The successful development, approval, and commercialization of our product candidates is highly uncertain. At this time, we cannot reasonably estimate the nature, timing, and estimated costs of the efforts that will be necessary to complete the development of, or the period, if any, in which material net cash inflows may commence from any of our product candidates.

Our future expenditure on developing our product candidates is therefore highly uncertain. This is due to numerous risks and uncertainties associated with developing our product candidates, including the uncertainty of:

•	the scope, rate of progress, and expense of our research and development activities;

•	the progress and results of our clinical trials and our pre-clinical and non-clinical studies;

•	the terms and timing of regulatory approvals, if any;

•	establishment of arrangements with our third-party manufacturers to obtain manufacturing supply;

•	protection of our rights in its intellectual property portfolio;

•	launch of commercial sales of any of our product candidates, if approved, whether alone or in collaboration with others;

•	third party strategic relationships for clinical development and/or commercialization of our non- core product candidates and performance of our strategic partners under these arrangements;

•	the sale, if any, of one or more of our non-core disease product candidates;

•	acceptance of any of our product candidates, if approved, by patients, the medical community and payors at our desired pricing levels;

•	competition with other therapies; and

•	continued acceptable safety profile of any of our product candidates following approval.

Any of these variables with respect to the development of our product candidates or any other future candidate that we may develop could result in a significant change in the costs and timing associated with their development. For example, if the FDA, the EMA, or another regulatory authority were to require us to conduct pre-clinical studies and clinical trials beyond those that we currently anticipate will be required for the completion of clinical development or if we experience significant delays in enrollment in any clinical trials, we could be required to expend significant additional financial resources and time on the completion of our clinical development programs. We may never succeed in obtaining regulatory approval for any of our product candidates.

Administrative Expenses

Our administrative expenses principally consist of salaries and related benefits, including share-based compensation, for personnel in our executive, finance and other administrative functions. Other general and administrative costs include facility-related costs and professional services fees for auditing, tax and general legal services, our requirements of being a public company listed on Nasdaq, and costs incurred relating to the issue of equity to the extent not capitalized in 2021.

In addition, if any of our product candidates that we intend to directly commercialize or co-commercialize obtains regulatory approval, we expect that we will incur expenses associated with a commercial organization.

Finance Income

Finance income consists of interest earned on short-term cash deposits and short-term investments.

Finance Costs

Finance costs comprise interest on convertible loan notes, finance charges on lease liabilities and discounting on provision for deferred cash consideration. For further information on the terms of our convertible loan notes see “—Liquidity and Capital Resources—Indebtedness” which appear in our Annual Report on Form 20-F for the year ended December 31, 2021 filed with the SEC on March 31, 2022.

Changes in Fair Value of Financial Instruments

The fair value changes in financial instruments are recognized in the statement of comprehensive income.

Net Foreign Exchange Gain/(Loss)

Transactions in foreign currencies other than the functional currency of an entity are recorded at the rate prevailing on the date the transaction first qualifies for recognition. Net foreign exchange gain/(loss) consists of the difference arising on settlement or translation of transactions denominated in foreign currencies, which are primarily held in U.S. dollars.

Taxation

As a U.K. resident trading entity, we are subject to U.K. corporate taxation. Due to the nature of our business, we have generated operating losses since formation. Our cumulative carry-forward tax losses are expected to increase throughout 2022. Subject to any relevant restrictions, we expect these to be available to carry forward and offset against future operating profits. As a company that carries out extensive research and development activities, we benefit from the U.K. R&D small or medium-sized enterprise tax credit regime and are able to surrender some of our trading losses that arise from our research and development activities for a cash rebate of up to 33.4% of eligible R&D expenditure. Qualifying expenditures largely comprise employment costs for R&D staff, subcontracted CRO and CMO costs, consumables and certain internal overhead cost incurred as part of research projects. Certain subcontracted qualifying R&D expenditures are eligible for a cash rebate of up to 21.7%. We may not be able to continue to claim payable R&D tax credits in the future because we may no longer qualify as a small or medium-sized company.

In the event we generate revenues in the future, we may benefit from the U.K. “patent box” regime that allows profits attributable to revenues from patents or patented product candidates to be taxed at an effective rate of 10%. This relief applies to profits earned from April 1, 2013. When taken in combination with the enhanced relief available on our R&D expenditures, we expect a long-term lower rate of corporation tax to apply to us. If, however, there are unexpected adverse changes to the U.K. R&D tax credit regime or the “patent box” regime, or for any reason we are unable to qualify for such advantageous tax legislation, or we are unable to use net operating loss and tax credit carryforwards and certain built-in losses to reduce future tax payments, our business, results of operations, and financial condition may be adversely affected.

Critical Accounting Judgments and Estimates

The preparation of our unaudited condensed consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities, and the revenues and expenses incurred during the reported periods. We base our estimates on historical experience and on various other factors that we believe are relevant under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. The accounting policies considered to be critical to the judgments and estimates used in the preparation of our financial statements are disclosed in the Operating And Financial Review And Prospects included in our Annual Report on Form 20-F for the year ended December 31, 2021 filed with the SEC on March 31, 2022.

Operating Results

The following table sets forth Mereo’s results of operations for the six months ended June 30, 2022 and 2021.

	Six months ended June 30,		Change
	2022	2021
	£’000	£’000	£’000%
Revenue	—	36,464	(36,464)	(100)%
Cost of revenue	352	(18,137)	18,489	*
Research and development expenses	(13,322)	(9,858)	(3,464)	35%
Administrative expenses	(8,840)	(8,673)	(167)	2%
Operating loss	(21,810)	(204)	(21,606)	*
Finance income	173	1	172	*
Finance costs	(1,859)	(1,987)	128	(6)%
Changes in fair value of financial instruments	1,210	14,363	(13,153)	(92)%
Net foreign exchange gain/(loss)	1,582	(1,269)	2,851	*
Other income and expenses	811	—	811	*
(Loss)/profit before tax	(19,893)	10,904	(30,797)	*
Taxation	735	1,184	(449)	(38)%
(Loss)/ profit attributable to equity holders of the parent	(19,158)	12,088	(31,246)	*

*	Percentage change not meaningful

Comparison of the six months ended June 30, 2022 and 2021

Revenue

Revenue was nil for the six months ended June 30, 2022 compared to £36.5 million for the six months ended June 30, 2021.

In January 2021, the Company’s licensing and collaboration agreement with Ultragenyx for the development and commercialization of setrusumab for OI became effective. Under the terms of the agreement, Ultragenyx will lead future global development of setrusumab in both pediatric and adult patients. We granted Ultragenyx an exclusive license to develop and commercialize setrusumab in the US and rest of the world, excluding Europe and the UK where we retain commercial rights. Each party will be responsible for post-marketing commitments in their respective territories.

Ultragenyx made an upfront payment of £36.5 million ($50 million) to Mereo in January 2021 and will fund global development of the program until approval and has agreed to pay a total of up to $254 million upon achievement of certain clinical, regulatory and commercial milestones. Ultragenyx will pay tiered double digit percentage royalties to us on net sales outside of Europe and the UK and we will pay a fixed double digit percentage royalty to Ultragenyx on net sales in Europe and the UK.

Cost of revenue

Cost of revenue for the six months ended June 30, 2022 was a credit of £0.4 million compared to £18.1 million of expense for the six months ended June 30, 2021.

In 2021, cost of revenue was comprised of £9.5 million, representing the carrying value of the setrusumab rights granted to Ultragenyx under the licensing and collaboration agreement, and £8.6 million in relation to our 2015 agreement with Novartis, under which the Company pays a percentage of proceeds, subject to certain exceptions. Under the terms of this agreement, we made a payment of £7.2 million to Novartis for the six months ended June 30, 2021. The payment included a deduction for costs of £2.4 million which was deferred to be recognized in the statement of comprehensive income when the associated costs are incurred. In the six-month period ended June 30, 2022, £0.4 million of these deductions were recognized in cost of revenue compared to £0.9 million in the six-month period ended June 30, 2021.

Research and development (“R&D”) Expenses

The following table sets forth our R&D expenses by product development program for the six months ended June 30, 2022 and 2021.

	Six months ended June 30,		Change
	2022	2021
	£’000	£’000	£’000%
Setrusumab (BPS-804)	1,764	2,717	(953)	(35)%
Alvelestat (MPH-966)	3,561	2,549	1,012	40%
Etigilimab	7,641	3,865	3,776	98%
Leflutrozole (BGS-649)	24	82	(58)	(71)%
Acumapimod (BCT-197)	23	47	(24)	(51)%
Unallocated costs	277	510	(233)	(46)%
Other	32	88	(56)	(64)%

Total R&D expenses	13,322	9,858	3,464	35%

Total R&D expenses increased by £3.5 million, or 35%, from £9.9 million for the six months ended June 30, 2021 to £13.3 million for the six months ended June 30, 2022.

R&D expenses relating to etigilimab increased by £3.8 million. The increase was due to the costs associated with ongoing enrollment in the open label Phase 1b/2 basket study in combination with an anti-PD-1 in a range of tumor types. R&D expenses relating to alvelestat increased by £1.0 million, reflecting the end of study related costs for the Phase 2 proof-of-concept study in AATD. Partially offsetting the increases, R&D expenses relating to setrusumab decreased by £1.0 million, or 35%, following the licensing and collaboration agreement with Ultragenyx in January 2021.

Administrative expenses

Administrative expenses increased by £0.2 million, or 2%, from £8.7 million for the six months ended June 30, 2021 to £8.8 million for the six months ended June 30, 2022.

Finance income and costs

Total finance costs decreased by £0.1 million from £2.0 million for the six months ended June 30, 2021 to £1.9 million for the six months ended June 30, 2022.

Finance income increased by £0.2 million from nil to £0.2 million as a result of interest income on short-term deposits.

Changes in fair value of financial instruments

The total change in fair value of financial instruments for the six months ended June 30, 2022 was an unrealized gain of £1.2 million compared to a gain of £14.4 million for the six months ended June 30, 2021. The unrealized gain in both periods was primarily related to the June 2020 Private Placement warrant liability.

Net Foreign Exchange Gain/(Loss)

The net foreign exchange gain for the six months ended June 30, 2022 was £1.6 million, an increase of £2.9 million from a loss of £1.3 million for the six months ended June 30, 2021, primarily reflecting the weakening of the pound sterling against U.S. dollars in 2022.

Taxation

The income tax benefit for the six months ended June 30, 2022 was £0.7 million, a decrease of £0.4 million or 38% from £1.2 million for the six months ended June 30, 2021. The income tax benefit represents eligible cash rebates paid or receivable from the tax authorities in the jurisdictions within which we operate for eligible types of research and development activities and associated expenditure.

Liquidity and Capital Resources

Overview

Under the current business plan and cash flow forecasts, and in consideration of our ongoing research and development efforts and our general corporate funding requirements, we anticipate that our current on-hand cash resources will extend into 2026. However, we will need additional external funding to complete our development plans and potentially commercialize selected rare disease products.

We do not currently have any approved product candidates and have never generated any revenue from product sales. As a result, to date, we have financed our operations primarily through the issuances of our equity securities and convertible debt and our previous credit facility, which we entered into in August 2017 and subsequently repaid in full in December 2020. We raised $183 million (£137.9 million) in private placements of ordinary shares and convertible loan notes in 2020 and in a public offering of ADSs in February 2021. We also received upfront payment of $50 million under the license and collaboration agreement with Ultragenyx for setrusumab in 2021.

Cash Flows

Comparison of the six months ended June 30, 2022 and 2021

The table below summarizes our cash flows (used in)/from operating, investing and financing activities for the six months ended June 30, 2022 and June 30, 2021.

	Six months ended June 30,
	2022	2021
	£’000	£’000
Net cash flows (used in)/from operating activities	(18,806)	9,902
Net cash flows from investing activities	974	1
Net cash flows (used in)/from financing activities	(292)	78,008
Net (decrease)/increase in cash and cash equivalents	(18,124)	87,911

Operating Activities

Net cash used in operating activities for the six months ended June 30, 2022 was £18.8 million, compared to net cash from operating activities of £9.9 million in 2021. In 2021, the operating cash expenditure of the Company was offset by the upfront proceeds from Ultragenyx of £36.5 million less the associated payments to Novartis of £7.2 million.

Investing Activities

Net cash from investing activities for the six months ended June 30, 2022 increased by £1.0 million compared to the same period in 2021. The increase was due to interest earned on short-term deposits of £0.2 million and milestone payments of £1.5 million received under the Navi License Agreement with OncXerna, partially offset by an associated payment of £0.7 million to the former shareholders of Mereo BioPharma 5, Inc. under the CVR.

Financing Activities

Net cash used in financing activities for the six months ended June 30, 2022 was £0.3 million, a decrease of £78.3 million from a cash inflow of £78.0 million for the six months ended June 30, 2021. The decrease is primarily attributable to £78.4 million net proceeds from the Public Offering in February 2021.

Operating and Capital Expenditure Requirements

As of June 30, 2022, we had an accumulated loss of £316.1 million. We expect to continue to report significant operating losses for the foreseeable future as we continue our research and development efforts and potentially seek regulatory approval of our product candidates and any future product we develop. See also “Risk Factors—Risks Related to Our Business and Industry” in our Annual Report on Form 20-F filed with the SEC on March 31, 2022.

We expect to continue to incur our expenses in connection with our ongoing development activities related to our product candidates, our outsourced manufacturing activities and other associated costs including the management of our intellectual property portfolio. We also expect to continue to incur costs associated with operating as a U.S. public company listed on Nasdaq. These costs will increase further if we:

•	seek to develop additional product candidates;

•	seek regulatory approvals for any of our product candidates that successfully completes clinical trials;

•

potentially establish a sales, marketing, and distribution infrastructure and scale-up manufacturing capabilities to commercialize or co-commercialize any product candidates for which we may obtain regulatory approval and chose to commercialize directly;

•	expand our intellectual property portfolio;

•

add further central clinical, scientific, operational, financial and management information systems, and personnel, including personnel to support our development and to support our operations as a U.S. public company listed on Nasdaq; or

•	experience any delays or encounter any issues from any of the above, including but not limited to failed studies, complex results, safety issues, or other regulatory challenges.

We expect that our existing cash and short-term deposits will enable us to fund our currently committed clinical trials, operating expenses and capital expenditure requirements into 2026. We have based these estimates on assumptions that may prove to be wrong, and we may use our available capital resources sooner than we currently expect. Because of the numerous risks and uncertainties associated with the development of our product candidates and any future product candidates and because the extent to which we may enter into collaborations with third parties for development of any of our product candidates is unknown, we are unable to estimate the amounts of increased capital outlays and operating expenses associated with completing the research and development of our product candidates. Our future capital requirements will depend on many factors, including:

•

The costs for our activities related to our ongoing collaboration with Ultragenyx for setrusumab for the treatment of adults and children with OI; and potential future clinical trials for alvelestat in AATD and other potential indications;

•	the costs and timing of manufacturing clinical supplies of our product candidates;

•	the costs, timing, and outcome of regulatory review of our product candidates, including post- marketing studies that could be required by regulatory authorities;

•	the costs, timing, and outcome of potential future commercialization activities, including manufacturing, marketing, sales and distribution, for our product candidates that we commercialize directly;

•	the timing and amount of revenue, if any, received from commercial sales of our product candidates;

•

the costs and timing of preparing, filing, and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending any intellectual property-related claims, including any claims by third parties that we are infringing, misappropriating or otherwise violating their intellectual property rights;

•	the sales price and availability of adequate third-party coverage and reimbursement for our product candidates;

•	the effect of competitors and market developments;

•	the performance of our collaborators and partners under the existing agreements on setrusumab and navicixizumab;

•

the extent to which we are able to acquire new product candidates or enter into licensing or collaboration arrangements for our product candidates, although we currently have no commitments or agreements to complete any such transactions;

•	milestone and deferred payments under Mereo’s license and option agreement with AstraZeneca; and

•	our ability to satisfy HMRC’s enquiries with respect to claims in respect of all filed and future years.

Our revenues, if any, will be derived from sales of any product candidates that we are able to successfully develop, receive regulatory approval for, and commercialize in future years. In the meantime, we will need to obtain substantial additional funds to achieve our business objective.

Adequate additional funds may not be available to us on acceptable terms, or at all. If we raised additional funds through collaborations, strategic alliances, or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates or grant licenses on terms that may not be favorable to us.

Any future debt financing or preferred equity financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends and may require the issuance of warrants, which could potentially dilute your ownership interests.

To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest may be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a shareholder. If we are unable to raise additional funds through partnerships, debt or equity financings when needed, we may be required to delay, limit, reduce, or terminate our product development programs or any future commercialization efforts or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves.